SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.     )

CRYO-CELL INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

228895108

(CUSIP Number)

June 11, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS CU Blood, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 465,426
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 465,426
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,426
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON CO

Item 1(a)	Name of Issuer:

Cryo-Cell International, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

700 Brooker Creek Blvd., Suite 1800, Oldsmar, FL 34677.

Item 2(a)	Name of Person Filing:

CU Blood, Inc. (“CU”)

Item 2(b)	Address or Principal Business Office or, if none, Residence:

1991 Summit Park Drive, Suite 2000

Orlando, Florida 32810

Item 2(c)	Citizenship:

CU is a Florida corporation.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

The CUSIP number of the Common Stock of the Issuer is 228895108.

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Reporting Person	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
CU (2)	465,426	6.0%

(1)    Percentage based upon 7,287,636 shares of $0.01 par value common stock outstanding as of April 6, 2018, as reported by the Issuer in its Report on Form 10-Q, filed with the Securities and Exchange Commission on April 16, 2018.

(2)    CU has sole voting and dispositive power over all reported shares.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2018	CU Blood, Inc.

	by:	/s/ Michael Ernst
Michael Ernst Authorized Signatory